UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 18

to

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

PEOPLESOFT, INC.

(Name of Subject Company)

PEPPER ACQUISITION CORP.

ORACLE CORPORATION

(Names of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

712713106

(Cusip Number of Class of Securities)

Daniel Cooperman

Senior Vice President, General Counsel and Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

William M. Kelly

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$6,173,815,850	$499,462

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 316,605,941 (number of shares of common stock of subject company outstanding as of May 27, 2003 (according to the Agreement and Plan of Merger, dated June 1, 2003, by and among subject company, J.D. Edwards & Company and Jersey Acquisition Corporation, filed with the J.D. Edwards & Company Form 8-K filed on June 3, 2003, with the Securities and Exchange Commission) by $19.50 (the purchase price per share offered by Offeror).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.00008090% of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$89,647	Filing Party:	Oracle Corporation
Form or Registration No.:	SC TO-T/A	Date Filed:	June 18, 2003

Amount Previously Paid:	$409,815	Filing Party:	Oracle Corporation
Form or Registration No.:	SC TO-T	Date Filed:	June 9, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Items 1 through 9, and Item 11.

This Amendment No. 18 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on June 9, 2002, as amended, by Oracle Corporation, a Delaware corporation (“Parent”), and Pepper Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, and the associated preferred stock purchase rights (together, the “Shares”), of PeopleSoft, Inc., a Delaware corporation (the “Company”), at $19.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 9, 2003, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 10.    Financial Statements.

Not applicable.

Item 11.    Additional Information.

On July 14, 2003, Parent and Purchaser announced that they have extended the Expiration Date of the Offer, as those terms are defined in the Offer to Purchase, to 12:00 Midnight, New York City time, Friday, August 15, 2003. As of July 11, 2003, 43,773,940 shares of PeopleSoft common stock have been tendered in and not withdrawn from the offer. The press release issued by Parent announcing the extension of the offer is attached hereto as Exhibit (a)(5)(xxxxii).

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase dated June 9, 2003.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of summary advertisement dated June 9, 2003.*

(a)(5)(i)	Text of press release issued by Parent, dated June 6, 2003.*

(a)(5)(ii)	Text of press release issued by Parent, dated June 9, 2003.*

(a)(5)(iii)	Text of information on Parent’s website, posted June 10, 2003.*

(a)(5)(iv)	Text of press release issued by Parent, dated June 10, 2003.*

(a)(5)(v)	Slide presentation by Parent, dated June 13, 2003.*

(a)(5)(vi)	Text of press release issued by Parent, dated June 13, 2003.*

(a)(5)(vii)	Complaint and Jury Demand filed in the District Court for the City and County of Denver, Colorado on June 12, 2003.*

(a)(5)(viii)	Complaint filed in the Superior Court of the State of California, County of San Mateo on June 12, 2003.*

(a)(5)(ix)	Advertisement placed by Parent on June 16, 2003.*

(a)(5)(x)	Text of press release issued by Parent, dated June 16, 2003.*

(a)(5)(xi)	Complaint filed in the Superior Court of the State of California, County of Alameda on June 13, 2003.*

(a)(5)(xii)	Advertisement placed by Parent on June 16, 2003.*

(a)(5)(xiii)	Text of press release issued by Parent, dated June 16, 2003.*

(a)(5)(xiv)	Text of information on Parent’s website, posted June 16, 2003.*

(a)(5)(xv)	Text of press release issued by Parent, dated June 18, 2003.*

(a)(5)(xvi)	Complaint filed in the Court of Chancery of the State of Delaware, New Castle County, on June 18, 2003.*

(a)(5)(xvii)	Transcript of Conference Call held by Parent on June 18, 2003.*

(a)(5)(xviii)	Investor presentation by Parent, dated June 18, 2003.*

(a)(5)(xix)	Complaint filed in the United States District Court for the District of Connecticut on June 18, 2003.*

(a)(5)(xx)	Advertisement placed by Parent on June 19, 2003.*

(a)(5)(xxi)	Email statement to press issued by Parent, dated June 18, 2003.*

(a)(5)(xxii)	Text of press release issued by Parent, dated June 20, 2003.*

(a)(5)(xxiii)	Advertisement placed by Parent on June 23, 2003.*

(a)(5)(xxiv)	Text of press release issued by Parent, dated June 24, 2003.*

(a)(5)(xxv)	Advertisement placed by Parent on June 27, 2003.*

(a)(5)(xxvi)	Text of email message to Parent employees dated June 26, 2003.*

(a)(5)(xxvii)	Email statement to press issued by Parent, dated June 29, 2003.*

(a)(5)(xxviii)	Text of press release issued by Parent, dated June 30, 2003.*

(a)(5)(xxix)	Text of information on Parent’s website, posted June 30, 2003.*

(a)(5)(xxx)	Letter to PeopleSoft customers, dated June 30, 2003.*

(a)(5)(xxxi)	Case study dated June 30, 2003.*

(a)(5)(xxxii)	Information regarding Parent customer support dated June 30, 2003.*

(a)(5)(xxxiii)	Text of press release issued by Parent, dated June 30, 2003.*

(a)(5)(xxxiv)	Text of press release issued by Parent, dated July 1, 2003.*

(a)(5)(xxxv)	Text of press release issued by Parent, dated July 2, 2003.*

(a)(5)(xxxvi)	Text of press release issued by Parent, dated July 3, 2003.*

(a)(5)(xxxvii)	Amended text of information on Parent’s internal website, posted July 9, 2003.*

(a)(5)(xxxviii)	Text of material prepared for presentation to analysts, dated July 9, 2003.*

(a)(5)(xxxix)	Transcript of portion of webcast presentation to analysts pertaining to the tender offer, dated July 9, 2003.*

(a)(5)(xxxx)	Text of e-mail message to PeopleSoft User Group, dated July 10, 2003.*

(a)(5)(xxxxi)	Advertisement placed by Parent on July 11, 2003.*

(a)(5)(xxxxii)	Text of press release issued by Parent, dated July 14, 2003.

(a)(5)(xxxxiii)	Text of letter to partners, sent July 14, 2003.

(a)(5)(xxxxiv)	Questions and answers for PeopleSoft customers, dated July 14, 2003.

(b)(1)	Commitment letter described in Section 9, “Source and Amount of Funds” of the Offer to Purchase (the “Commitment Letter”).*

(b)(2)	Side Letter to the Commitment Letter.*

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 14, 2003

ORACLE CORPORATION
By:	/s/ SAFRA CATZ
	Name:	Safra Catz
	Title:	Executive Vice President

PEPPER ACQUISITION CORP.

By:	/s/ SAFRA CATZ
	Name:	Safra Catz
	Title:	President

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated June 9, 2003.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of summary advertisement dated June 9, 2003.*

(a)(5)(i)	Text of press release issued by Parent, dated June 6, 2003.*

(a)(5)(ii)	Text of press release issued by Parent, dated June 9, 2003.*

(a)(5)(iii)	Text of information on Parent’s website, posted June 10, 2003.*

(a)(5)(iv)	Text of press release issued by Parent, dated June 10, 2003.*

(a)(5)(v)	Slide presentation by Parent, dated June 13, 2003.*

(a)(5)(vi)	Text of press release issued by Parent, dated June 13, 2003.*

(a)(5)(vii)	Complaint and Jury Demand filed in the District Court for the City and County of Denver, Colorado on June 12, 2003.*

(a)(5)(viii)	Complaint filed in the Superior Court of the State of California, County of San Mateo on June 12, 2003.*

(a)(5)(ix)	Advertisement placed by Parent on June 16, 2003.*

(a)(5)(x)	Text of press release issued by Parent, dated June 16, 2003.*

(a)(5)(xi)	Complaint filed in the Superior Court of the State of California, County of Alameda on June 13, 2003.*

(a)(5)(xii)	Advertisement placed by Parent on June 16, 2003.*

(a)(5)(xiii)	Text of press release issued by Parent, dated June 16, 2003.*

(a)(5)(xiv)	Text of information on Parent’s website, posted June 16, 2003.*

(a)(5)(xv)	Text of press release issued by Parent, dated June 18, 2003.*

(a)(5)(xvi)	Complaint filed in the Court of Chancery of the State of Delaware, New Castle County, on June 18, 2003.*

(a)(5)(xvii)	Transcript of Conference Call held by Parent on June 18, 2003.*

(a)(5)(xviii)	Investor presentation by Parent, dated June 18, 2003.*

(a)(5)(xix)	Complaint filed in the United States District Court for the District of Connecticut on June 18, 2003.*

(a)(5)(xx)	Advertisement placed by Parent on June 19, 2003.*

(a)(5)(xxi)	Email statement to press issued by Parent, dated June 18, 2003.*

(a)(5)(xxii)	Text of press release issued by Parent, dated June 20, 2003.*

(a)(5)(xxiii)	Advertisement placed by Parent on June 23, 2003.*

(a)(5)(xxiv)	Text of press release issued by Parent, dated June 24, 2003.*

(a)(5)(xxv)	Advertisement placed by Parent on June 27, 2003.*

(a)(5)(xxvi)	Text of email message to Parent employees dated June 26, 2003.*

(a)(5)(xxvii)	Email statement to press issued by Parent, dated June 29, 2003.*

(a)(5)(xxviii)	Text of press release issued by Parent, dated June 30, 2003.*

Index No.

(a)(5)(xxix)	Text of information on Parent’s website, posted June 30, 2003.*

(a)(5)(xxx)	Letter to PeopleSoft customers, dated June 30, 2003.*

(a)(5)(xxxi)	Case study dated June 30, 2003.*

(a)(5)(xxxii)	Information regarding Parent customer support dated June 30, 2003.*

(a)(5)(xxxiii)	Text of press release issued by Parent, dated June 30, 2003.*

(a)(5)(xxxiv)	Text of press release issued by Parent, dated July 1, 2003.*

(a)(5)(xxxv)	Text of press release issued by Parent, dated July 2, 2003.*

(a)(5)(xxxvi)	Text of press release issued by Parent, dated July 3, 2003.*

(a)(5)(xxxvii)	Amended text of information on Parent’s internal website, posted July 9, 2003.*

(a)(5)(xxxviii)	Text of material prepared for presentation to analysts, dated July 9, 2003.*

(a)(5)(xxxix)	Transcript of portion of webcast presentation to analysts pertaining to the tender offer, dated July 9, 2003.*

(a)(5)(xxxx)	Text of e-mail message to PeopleSoft User Group, dated July 10, 2003.*

(a)(5)(xxxxi)	Advertisement placed by Parent on July 11, 2003.*

(a)(5)(xxxxii)	Text of press release issued by Parent, dated July 14, 2003.

(a)(5)(xxxxiii)	Text of letter to partners, sent July 14, 2003.

(a)(5)(xxxxiv)	Questions and answers for PeopleSoft customers, dated July 14, 2003.

(b)(1)	Commitment letter described in Section 9, “Source and Amount of Funds” of the Offer to Purchase.*

(b)(2)	Side Letter to the Commitment Letter.*

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed